China Jo-Jo Drugstores Holdings, Inc.

Hai Wai Hai Tongxin Mansion Floor 6

Gong Shu District, Hangzhou City, Zhejiang Province

People’s Republic of China, 310008

August 5, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade &Services

100 F Street, N.E

Washington, DC 20549

Attn: Stacey Peikin

Re:	China Jo-Jo Drugstores Inc.
Amended Registration Statement on Form F-3
Filed November 4, 2021
File No. 333-259692

Dear Ms. Peikin,

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated December 1, 2021 (the “Comment Letter”), to China Jo-Jo Drugstores Inc. (the “Company”) with respect to the Amended Registration Statement on Form F-3.

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company.

Amendment No. 1 to Form F-3 Filed November 4, 2021
Prospectus Cover Page, page i

1.	We note your revised disclosure in response to comment 1. Please further revise the prospectus cover page to disclose that the VIE structure involves unique risks to investors. In addition, we note your disclosure that the VIE structure is used to replicate foreign investment in China-based companies. We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment. Please revise your prospectus cover page and prospectus summary (and elsewhere as applicable) accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page i and also throughout the Amendment No. 2 to the Registration Statement on Form F-3 (“Amended F-3”).

2.	We note your disclosure on page 1 in response to comment 3. Please also revise the prospectus cover page to include this disclosure, including how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations, as well as in which entity (including the domicile) investors are purchasing their interest.

Response: In response to the Staff’s comment, the Company has added its disclosure on page i of the Amended F-3.

3.	We note your disclosure on the prospectus cover page and throughout your filing that you control and receive economic benefits of your VIEs' business operations through VIE agreements and on page 9 that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note the disclosure that you are the primary beneficiary of the VIE. However, you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law. This comment applies to your prospectus cover page, prospectus summary, and elsewhere as applicable.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the Company has expressly disclosed that the Company does not own any equity interest of these variable interest entities on page i, 2 and 10 of the Amended F-3, and has rephrased to emphasize that VIE agreement is not equivalent to equity ownership. In addition, the Company has added its disclosure on page i, page 2, and Page 10, of the Amended F-3 to address the Staff’s comment.

4.	Provide a description on the cover page of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.

Response: In response to the Staff’s comment, the Company has added its disclosure on page i of the Amended Form F-3 accordingly.

Prospectus Summary, page 1

5.	We note your revised disclosure in response to comment 4 and reissue the comment in part. Revise the prospectus summary disclose clearly that the company uses a structure that involves a VIE based in China and what that entails. Revise the diagram of the company’s corporate structure on page 4 to clarify the ownership relationship between the entities outside and inside Mainland China. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits. Please include the requested disclosures in the prospectus summary.

Response: In response to the Staff’s comment, the Company has added its disclosure on page 9 of the Amended Form F-3 accordingly. In addition, we respectfully advise the Staff that the Company has expressly disclosed the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the Company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits on page 10 of the Amended F-3. The Company has also clearly disclosed that the company uses a structure that involves VIEs based in China, having no equity interest but receiving all the economic benefits of the VIEs on page 10 of the Amended F-3.

6.	We note your disclosure in response to comment 5 and reissue the comment. Please include a summary of risk factors, and also include the requested disclosure in this section. Also in this section describe the significant regulatory, liquidity, and enforcement risks. Specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities being offered. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. With respect to the risks you discuss here, please provide cross-references to the individual risk factors that discuss the risks in greater detail.

Response: In response to the Staff’s comment, the Company has added its disclosure on pages 11 and 12 of the Amended Form F-3.

7.	Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response: In response to the Staff’s comment, the Company has added its disclosure on page 4 of the Amended Form F-3.

8.	We note your revised disclosure on page 8 in response to comment 6. The revised disclosure states your belief that CSRC's approval is not required for the listing and trading of your ordinary shares on Nasdaq, however you note that the relevant PRC governmental agencies, including the CSRC, could reach a different conclusion. Revise to provide the basis for your belief. Also, please elaborate here and in the risk factor on page 15 upon why the CSRC may reach a different conclusion. In addition, please affirmatively state, if true, that you have not been denied any permits or licenses for which you have applied, that you have not sought or received CSRC approval, and that you are not required to obtain, and have not obtained, CAC approval.

Response: In response to the Staff’s comment, the Company has added its disclosure on page 11 and Page 17 of the Amended Form F-3.

9.	We note your revised disclosure on page 7 in response to comment 7. Please revise to quantify an dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Provide disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. Please quantify the amounts received by Renovation, invested into Jiuxin Management, and distributed as loans to each of Jiuzhou Pharmacy, Jiuxin Medicine, Jiuzhou Service, Jiuzhou Clinic and any other entities, as well as the dates on which such transfers occurred. Please also specify the "annual amounts of purchases by Jiuxin Medicine from Jiuzhou Pharmacy" for each of the "recent years" you discuss in your disclosure.

Response: In response to the Staff’s comment, the Company has added its disclosure on page 8 of the Amended Form F-3.

Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government..., page 11

10.	We note your revised disclosure in response to comment 10. Please revise to provide such disclosure in a separate risk factor to separately highlight the relevant risks.

Response: In response to the Staff’s comment, the Company has separated its disclosure on page 13 of the Amended Form F-3 . The risk factors after separation are titled “Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business that we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition” and “Chinese government is exerting more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such as The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, and Cybersecurity Review.”

Risk Factors

The approval of the China Securities Regulatory Commission ("CSRC") may be required..., page 15

11.	We note your disclosure in response to comment 11. Please expand your disclosure to explain how increased oversight by the CAC impacts your business and offering (as opposed to Chinese companies generally) and to disclose to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, the Company has added its disclosure on page 18 of the Amended Form F-3 .

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection, page 16

12.	We note your response to comment 8. Please expand your risk factor disclosure and in the summary on page 10 to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response: In response to the Staff’s comment, the Company has revised and updated its disclosure on page 19 of the Amended Form F-3, titled “Our auditor is headquartered in Irvine, California, and is subject to inspection by the PCAOB on a regular basis. To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for our company become located in China, the PCAOB may not be able to inspect such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary shares could be delisted from the stock exchange pursuant to the Holding Foreign Companies Accountable Act” .

We thank the Staff for your review of the foregoing. If you have any questions, please do not hesitate to contact the undersigned at frank.zhao@jojodrugstores.com, or Elizabeth Fei Chen of Pryor Cashman LLP, the outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

By:	/s/ Ming Zhao
Name:	Ming Zhao
Title:	Chief Financial Officer

cc:	Elizabeth Fei Chen, Esq.

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